





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., STE 2200 South
(No. and Street)

Corpus Christi	TX	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Ann Ragan 361-888-7611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Russell Brent Herndon_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Herndon Plant Oakley Ltd_____ , as of __December 31_____, 20 __19____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



ELIZABETH RAGAN
Notary ID #124447830
My Commission Expires
December 5, 2023

_____
Notary Public

_____
Signature

Partner
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

x

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. as of December 31, 2019, and the related statements of operations, changes in partners' capital, and cash flows for the then year, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on Herndon Plant Oakley Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Herndon Plant Oakley Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Herndon Plant Oakley Ltd.'s auditor since 2001.

Celeste, Texas
February 20, 2020

1

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	1,328,752
Receivable from clearing broker/dealer		365,040
Investment advisory fees receivable		96,819
Service fees receivable - related party		64,526
Prepaid expenses		48,996
Clearing deposit		100,000
Furniture and equipment, net of accumulated		
depreciation of $312,947		137,087
Deposits		27,993
Right of use asset		1,898,708
TOTAL ASSETS	$	4,067,921

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	159,562
Accrued expenses		61,368
Income tax payable - state		19,860
Lease liability		1,898,708
TOTAL LIABILITIES		2,139,498
Partners' Capital		1,928,423
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	4,067,921

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Operations
For the Year Ended December 31, 2019

Revenue

Securities commissions	$	2,646,507
Mutual fund commissions		2,641,272
Investment advisory fees		606,329
Service fees - related party		57,038
Other revenue		16,121
TOTAL REVENUE		5,967,267

Expenses

Clearing and other charges	538,076
Communications	272,322
Compensation and related costs	4,056,232
Management fees to General Partner	381,524
Occupancy and equipment costs	322,098
Professional fees	149,263
Promotional costs	40,215
Regulatory fees and expenses	117,675
Other expenses	129,668
TOTAL EXPENSES	6,007,073
Net loss before provision for income taxes	(39,806)
Income taxes - state	12,594

NET LOSS	$	(52,400)

See notes to financial statements.

3

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2019

	General Partner		Limited Partners		Total
Balances at					
December 31, 2018	$	20,009	$	1,980,852 $	2,000,861
Net loss		0		(52,400)	(52,400)
Distributions to partners		(20,009)		(29)	(20,038)
Balances at					
December 31, 2019	$	0	$	1,928,423 $	1,928,423

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:

Net loss	$	(52,400)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization		37,254
Loss on disposal of furniture and equipment		292
Changes in assets and liabilities		
Increase in receivable from clearing broker/dealer		(36,457)
Increase in investment advisory fees receivable		(18,313)
Increase in service fees receivable - related party		(6,886)
Increase in prepaid expenses		(26,446)
Decrease in accounts payable		(12,854)
Decrease in accrued expenses		(278)
Decrease in income tax payable - state		(10,228)
Net cash used by operating activites		(126,316)

Cash flows from financing activities:

Distributions to partners		(20,038)
Net decrease in cash and cash equivalents		(146,354)
Cash and cash equivalents at beginning of year		1,475,106
Cash and cash equivalents at end of year	$	1,328,752

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Income taxes - state	$	12,594
Interest	$	0
Operating lease asset obtained in exchange		
for lease obligation	$	2,340,119

See notes to financial statements.

5

Note 1 - **Nature of Business and Summary of Significant Accounting Policies**

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership's operations consist primarily of providing securities brokerage and investment advisory services to individuals located throughout the United States.

The Partnership operates pursuant to sections (k)(2)(i) and (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes securities commissions, mutual fund commissions, investment advisory fees and service fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Securities Commissions

The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Partnership charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include commission on alternative investments, interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Partnership may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities to investors and as

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Advisory Fees

The Partnership provides investment advisory services on a daily basis. The Partnership believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Partnership. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in arears. Fees are recognized as revenue monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Service Fees – Related Party

The Partnership provides office and administrative services to a related party. The Partnership believes that the performance obligation is satisfied when individually identifiable services are provided or expenses paid on behalf of the related party. Service fees are billed and recognized quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $40,215 during 2019.

Leases

The Partnership adopted FASB Topic 842, *Leases*, using the modified retrospective approach with 2019 as the year of initial adoption. The Partnership elected the package of practical expedients permitted under the transition guidance within the new standard, which amount other things, allowed the Partnership to carry forward the historical lease classifications.

Note 1 - <u>**Nature of Business and Summary of Significant Accounting Policies (continued)**</u>

As a result of adopting the new standard, the Partnership recorded net lease asset and lease liability of approximately $2,340,119 and $2,340,119, respectively. Adoption of the new standard did not materially impact the Partnership's net income and had no impact on cash flows.

The Partnership leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space leases are included in operating lease right-of-use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying assets for the lease term, and the lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Partnership uses the implicit rate when it is readily determinable. Since the Partnership's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Partnership's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Partnership's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreements do not contain any material residual value guarantees.

The Partnership has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

As of December 31, 2019, open Federal tax years subject to examination include the tax years ended December 31, 2016 through December 31, 2018.

The Partnership is subject to state income taxes.

Note 2 - **Transactions with Clearing Broker/Dealer**

The Partnership has a clearing agreement with a national clearing broker/dealer to provide clearing, execution and other related services, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of a five year period ending September 30, 2020. As of December 31, 2019 the termination fee is $200,000.

Note 3 - **Net Capital Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Partnership had net capital of $1,540,103 which was $1,290,103 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .16 to 1.

Note 4 - **Furniture and Equipment**

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture, fixtures and equipment	$ 163,128
Leasehold improvements	286,906
	450,034
Accumulated depreciation	(312,947)
	$ 137,087

Depreciation expense for the year was $37,254 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year the Partnership maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2019, there was no uninsured balance.

At December 31, 2019, the Partnership has $1,545,828, or approximately 38% of its total assets, in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

Note 6 - Lease Commitments

The Partnership leases its corporate office space under a non-cancelable operating lease expiring July 2025. The following summarizes the line items in the statement of financial condition which include amounts for the corporate office lease as of December 31, 2019:

Operating Lease Right-of-use asset	$1,898,708
Lease Liability	$1,898,708

The discount rate used on the operating lease was 6%.

The maturities of the lease liability as of December 31, 2019 were as follows:

2020	$	558,363
2021		444,161
2022		345,654
2023		261,687

Note 6 - Lease Commitments (continued)

2024	265,316
Thereafter	134,423
Total lease payments	2,009,604
Less: interest	(110,896)

Present value of lease liability $1,898,708

The Partnership expects certain of the above lease commitments to be paid directly by Oxbow Advisors, LLC (Oxbow), a related party. Estimated lease payments to be paid by Oxbow total $1,771,209 over the term of the leases.

Total rent expense for the year under operating leases was $225,256 (which includes additional rental and proportionate share of operating expenses and parking payable under the lease agreements), and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 7 - Related Party Transactions/Economic Dependency/Concentrations

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms-length transactions. The management fee for the year ended December 31, 2019 was $381,524.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's revenue for the year ended December 31, 2019. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow. Under the Agreement, the Partnership assists Oxbow with the day to day operations and administration of its business; furnishes Oxbow with office space, equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and

Note 7 - **Related Party Transactions/Economic Dependency/Concentrations (continued)**

Oxbow. The Partnership also pays overhead expenses of Oxbow. Oxbow reimburse the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms-length transactions. Service fees earned for the year ended December 31, 2019 were $57,038. The Partnership has $14,203 receivable under the Agreement and other receivables from Oxbow totaling $64,526 at December 31, 2019.

Oxbow paid rents on operating leases for which the Partnership has obligation totaling $345,316 for the year ended December 31, 2019.

Note 8 - **401(k) Profit Sharing Plan**

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2019.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $56,299 and are reflected in the accompanying statement of operations as compensation and related costs.

Note 9 - **Contingencies**

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - **Subsequent Events**

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2019, through February 20, 2020, the date which the financial statements were available to be issued.

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total partners' capital qualified for net capital	$	1,928,423
Deductions and/or charges		
Non-allowable assets:		
Petty cash		570
Investment advisory fees receivable		96,819
Service fees receivable - related party		64,526
Prepaid expenses		48,996
Furniture and equipment, net		137,087
Deposits		27,993
Total deductions and/or charges		375,991
Net capital before haircuts		1,552,432
Haircuts on securities:		
Cash equivalents		12,329
Net Capital	$	1,540,103
Aggregate indebtedness		
Accounts payable	$	159,562
Accrued expenses		61,368
Income tax payable - state		19,860
Total aggregate indebtedness	$	240,789
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or		
1/15 of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	1,290,103
Ratio of aggregate indebtedness to net capital		.1563 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2019 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to sections (k)(2)(i) and (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) and (2)(ii) (exemption provisions) and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2020

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

HERNDON PLANT OAKLEY
LTD

Herndon Plant Oakley Ltd's, Exemption Report

Herndon Plant Oakley Ltd (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Russell Brent Herndon, Partner

January 27, 2020

One Shoreline Plaza • 800 North Shoreline • Suite 2200 • South Tower • Corpus Christi, Texas 78401 • (361) 888-7611 • (800) 888-4894
Member FINRA/SIPC